

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Mark S. Cosby
Chief Executive Officer
The Michaels Companies, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

      Re: The Michaels Companies, Inc.
          Form 10-K for the Fiscal Year Ended February 1, 2020
          Filed March 27, 2020
          File No. 001-36501

Dear Mr. Cosby:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services